SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's announcement dated September 8, 2003.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  September 9, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

         1.                Press release dated September 8, 2003.

                                    EXHIBIT 1
                                    ---------

      VSI, ELBIT SYSTEMS JOINT VENTURE WITH ROCKWELL COLLINS, AWARDED $84.6
         MILLION CONTRACT TO DEVELOP HELMET MOUNTED DISPLAY SYSTEM FOR
                                LOCKHEED MARTIN'S
                            F-35 JOINT STRIKE FIGHTER


HAIFA, ISRAEL, SEPTEMBER 8, 2003 -- ELBIT SYSTEMS (NASDAQ: ESLT) today announced that Vision Systems International LLC (VSI), has been awarded an $84.6 million contract by Lockheed Martin Fort Worth to develop VSI's advanced Helmet Mounted Display (HMD) systems for the F-35 Joint Strike Fighter (JSF). VSI is jointly owned by EFW Inc, a wholly owned subsidiary of Elbit Systems, and Rockwell Collins Inc. (COL).

The HMD contract covers the JSF System Development and Demonstration (SDD) phase and planning for low-rate initial production (LRIP) and subsequent full-rate production phases.

Under the contract VSI will develop and deliver HMD units to support the JSF development and integration laboratories, the JSF simulators and the JSF flight-test platforms. Additionally, the contract includes options for Technology Refreshment (TR) and Operational Test and Evaluation (OT&E) Spares. Full production contracts for more than 3000 HMD systems in support of the JSF production, are expected to follow the successful completion of the development.

"This award is a testament to both the revolutionary capabilities the VSI's HMD offers the F-35, as well as the dedication to the success of the program from our industry colleagues and customers," stated Ken Stansell, President of VSI. "This latest contract demonstrates Lockheed Martin's confidence in VSI's advanced helmet mounted display systems."

Joseph Ackerman, President and CEO of Elbit Systems commented: "The award of this contract is one more example of VSI's growing Helmet Mounted Display (HMD) Systems capabilities." Mr. Ackerman added that Elbit Systems is proud to contribute to the exceptional capabilities of Lockheed Martin's F-35.


ABOUT VSI
---------

VSI, a joint venture between EFW Inc. a subsidiary of Elbit Systems Ltd. (ESLT) and Kaiser Electronics, a Rockwell Collins company, was formed in 1996 to pursue fixed wing helmet-mounted display (HMD) opportunities worldwide. In addition to the JSF HMD, VSI is in production on the Joint Helmet Mounted Cueing Systems (JHMCS) for US and international F-15, F-16 and F/A-18 aircraft.

ABOUT ELBIT SYSTEMS
-------------------


Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the development of new technologies for defense and homeland security applications and upgrading of existing military platforms.



Contact:
--------

Ilan Pacholder, VP Finance                        Marilena LaRosa
Elbit Systems Ltd.                                The Anne McBride Company
Tel:  972-4 831-6632                              Tel: 212-983-1702
Fax: 972-4 831-6659                               Fax: 212-983-1736
                                                  mlarosa@annemcbride.com


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COMMISSION.